Exhibit 99.2

VERTEX WINS CONTRACT WITH THURROCK COUNCIL

12 November 2004

Vertex, the business process arm of United Utilities PLC, has been awarded a contract, worth up to £427 million, for the provision of customer management, information technology and business process services to Thurrock Council.

In partnership with the Council, Vertex will manage and re-engineer a number of Thurrock's business processes, ranging from administration and customer services to procurement and human resources, as well as managing the development and operation of enabling technology.

In addition, United Utilities Contract Solutions, the group's infrastructure management business will be sub-contracted by Vertex to provide Thurrock with facilities and property management, highways and transportation services.

The contract has a term of 15 years and is scheduled to commence from April 2005, when around 600 Thurrock Council employees will transfer to Vertex and United Utilities Contract Solutions.

This is the first time that Vertex and United Utilities Contract Solutions have bid for a contract in partnership, providing Thurrock Council with a single supplier for all its requirements.

Chief Executive of United Utilities, John Roberts, said:

“We are delighted to have been awarded this contract, which will draw on our extensive experience of transforming business processes for UK utilities and other public sector clients.

“This deal is similar to our contract with Westminster City Council, which Vertex is using as a blueprint for other local authorities. It is about the re-engineering of Thurrock's business processes, in partnership with the Council, to meet the authority’s modernising and efficiency agendas.

“As well as expanding Vertex’s growing public sector portfolio, this contract opens a new market for our United Utilities Contract Solutions business, adding to its established position as the UK’s leading utility infrastructure management company.

“This deal, together with the recently announced acquisition of Capgemini's minority stake in Vertex, further demonstrates how Vertex has matured into a leading player in the business transformation market in its own right.”

United Utilities' Contacts:

For further information please contact:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Simon Bielecki, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309

Notes

Vertex provides business process services to utilities, local and central government and the service segment of the private sector. It specialises in transforming front and back-office processes and the management of customer relationships. Vertex's clients include Powergen, Westminster City Council, the Department for Work and Pensions, Orange, Marks and Spencer, Hydro-One, the trainline and Tesco.

United Utilities Contract Solutions is one of the leading infrastructure management companies in the UK, serving over 11 million customers here and overseas

It operates the assets of Welsh Water (where it has recently been chosen as a preferred partner for the next 15 years) and is helping Scottish Water to deliver its capital investment programme, as well as running operations in Central Europe, Australia and the Philippines.

United Utilities Contract Solutions has also recently announced that it has taken a 15% stake in Gas Network Limited, in partnership with Cheung Kong Infrastructure Holdings Limited. Gas Network has conditionally agreed to buy the North of England gas distribution network from National Grid Transco PLC for just under £1.4 billion in cash. United Utilities' interest in this sale is primarily to secure the operations contract, which is subject to normal procurement legislation, and is likely to be for an eight year period initially with an aggregate contract value approaching £1 billion.

Thurrock Council is a unitary council situated in Essex and has 5,500 staff including 2000 who work in schools. The process of procurement took just 19 months to complete. The project team, led by Keith Ireland has been praised for its work, which has been inclusive of members, staff and trade unions. This is the biggest project ever undertaken by the council.